UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 28, 2006

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Change in Registrant’s Certifying Accountant.

On June 27, 2006, the board of directors and audit committee of CDC
Corporation (the “Company”) reviewed and approved the engagement of Deloitte &
Touche LLP as its new independent registered public accounting firm.

On June 27, 2006, the Company and Ernst & Young (“E&Y”) mutually agreed that
E&Y will not stand for re-election as the independent registered public accounting firm of the Company.

The reports of E&Y on the consolidated financial statements of the Company for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent fiscal years and through June 27, 2006, there have been no disagreements between the Company and E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

E&Y addressed to the Company a letter stating whether or not E&Y agrees with the above statements. A copy of such letter, dated June 30, 2006, is filed as
Exhibit 1.1 to this Form 6-K.

Exhibit   Description

1.1       Letter from Ernst & Young dated June 30, 2006.

1.2       Press release dated June 30, 2006
          CDC Corporation Announces Its Intent To Make A $5.00 Per Share All
          Cash Tender Offer for Onyx Software

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: June 30, 2006	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Letter from Ernst & Young dated June 30, 2006
1.2	Press release dated June 30, 2006 -- CDC Corporation Announces Its Intent To Make A $5.00 Per Share All Cash Tender Offer for Onyx Software